SEC 17008663
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 28 2017
Washington DC

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SEC FILE NUMBER
8-66775

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roseview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street, Suite 610
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joshua Anderson (206) 535-2401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua P. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN O LUND
COMMISSION EXPIRES 10-16-2018
NOTARY PUBLIC
STATE OF WASHINGTON

Notary Public

Signature

Principal and Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSEVIEW | TRUSTED ADVISORS. EXPERIENCED INVESTORS.

ROSEVIEW SECURITIES, LLC

Financial Statements

December 31, 2016

ROSEVIEW SECURITIES, LLC

December 31, 2016

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1–2
Financial Statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7–9
Supplemental Information	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II – Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm on Review of Exemption Report	12
Exemption Report	13

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Roseview Securities, LLC

We have audited the accompanying statement of financial condition of Roseview Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roseview Securities, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I- Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II- Management Statement for Exemption of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III- Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Roseview Securities, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2017

ROSEVIEW SECURITIES, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	291,691
Accounts receivable		22,934
Other assets		11,638
Total assets	$	326,263
Liabilities and Members' Equity		
Liabilities:		
Due to related party		168,008
Accounts payable and other liabilities		5,707
Total liabilities		173,715
Members' Equity:		152,548
Total liabilities and members' equity	$	326,263

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Operations

Year ended December 31, 2016

Revenue:		
Consulting fees	$	465,000
Commissions		122,719
Other revenue		50,000
Total revenue		637,719
Operating expenses:		
Employee compensation and benefits		784,722
Management fees and allocated corporate overhead		265,614
Professional and regulatory		93,976
General and administrative		62,684
Travel and entertainment		29,977
Total operating expenses		1,236,973
Net loss	$	(599,254)

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2016

Balance at January 1, 2016	$	3,459,980
Distributions to partners		(2,708,178)
Net loss		(599,254)
Balance at December 31, 2016	$	152,548

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(599,254)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Increase (decrease) in operating assets and liabilities:		
Due from related party		266,059
Accounts receivable		591,449
Other assets		(10,638)
Due to related party		22,982
Accounts payable and other liabilities		(17,212)
Net cash provided by operating activities		253,386
Cash flows from financing activities:		
Distributions to partners		(792,400)
Net cash used in financing activities		(792,400)
Dncrease in cash and cash equivalents		(539,014)
Cash and cash equivalents, beginning of year		830,705
Cash and cash equivalents, end of year	$	291,691
Supplemental disclosure of noncash financing activity:		
Distribution to partner	$	1,915,778

The accompanying notes are an integral part of these financial statements

(1) Organization

Roseview Securities, LLC (the "Company"), a Massachusetts Limited Liability Company, was formed on November 9, 2004 by the Company's sole equity member, Roseview Capital Partners, LLC ("RCP").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The primary activity of the Company is to provide investment banking services, which include investment advisory services and to facilitate capital raising activities for private placement investments throughout the United States of America. The Company does not carry any margin accounts, nor maintain possession or control of any customer funds or securities, and is exempt from Rule 15c3-3 of the SEC under the provisions of paragraph (k)(2)(i).

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less from the purchase date to be cash equivalents.

(d) Accounts Receivable

Accounts receivable are recorded at the amount management expects to ultimately collect from customers. Accounts receivable are reviewed regularly to determine if they are collectible, and, as necessary, an allowance for doubtful accounts is established if recovery is uncertain and charged to other operating expenses on the accompanying statement of operations. No allowance for doubtful accounts was considered necessary at December 31, 2016.

(e) Revenue Recognition

The principal sources of operating revenue are placement fees for obtaining suitable investors for certain clients' real estate investments and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements when prospective investors have given formal indication of their intent to commit investment funds, substantially all contingencies relating thereto have been satisfied and all significant services have been delivered (typically the closing event). Consulting fees are recognized at such time as the fees are earned under the consulting agreement.

(Continued)

(f) Expense Recognition

Operating expenses are recognized as incurred.

(g) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state tax purposes. Under the tax regulations in the United States of America, generally partnerships are not subject to entity-level federal or state income taxes. Accordingly, federal and state income taxes have not been provided for in the accompanying financial statements. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extent there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2013.

(3) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $117,976 which was $106,395 in excess of its required net capital of $11,581. The Company's ratio of aggregate indebtedness to net capital was 1.47 to 1.

(4) Related-Party Transactions

The Company receives all of its executive, compliance and general operations support from individuals who are employed and compensated by RCP. RCP also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. Such expenses paid by RCP on behalf of the Company are charged directly to the Company on a monthly basis in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which RCP is solely liable. Such expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of RCP, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies

and equipment and information technology costs. During 2016, the Company incurred $837,207 for direct expenses of the Company paid for by RCP.

Additionally, RCP provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by RCP on behalf of the Company are allocated to the company in accordance with its Management and Expense Sharing Agreement and charged to the Company on a monthly basis as a management fee and allocated corporate overhead expense. During 2016, the Company incurred $265,614 in management fee and allocated corporate overhead expense owed to RCP.

As of December 31, 2016, the Company owed RCP $168,008 related to direct expenses of the Company and management fee and allocated corporate overhead expenses.

The Company had previously transferred excess cash to RCP to deposit into an interest-bearing money market account owned by RCP and recorded an intercompany due from related party receivable. On April 1, 2016, the Company and RCP agreed to reclassify $1,915,778 of the Company's cash being held in an RCP interest-bearing money market account from intercompany due from related party receivable to distribution to member. For the year ended December 31, 2016, the Company made cash distributions to members in the amount of $792,400.

(5) Concentration of Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2016, the Company derived 100% of its revenue from seven customers and had two customers represent approximately 52% of the Company's total revenue. There were no accounts receivable from these two customers as of December 31, 2016.

The Company places its cash and cash equivalents in deposits with federally insured commercial banks. At times, such deposits may exceed the federally insured limits. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions within the United States of America. At December 31, 2016, all of the Company's cash was held at one financial institution.

(6) Subsequent Events

Subsequent to December 31, 2016 and through February 27, 2017, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any other significant subsequent events requiring recognition or disclosure.

Schedule I

ROSEVIEW SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Net capital:		
Total members' equity qualified for net capital	$	152,548
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable, net		22,934
Other assets		11,638
Total non-allowable assets		34,572
Net capital	$	117,976
Aggregated indebtedness:		
Due to related party	$	168,008
Accounts payable and other liabilities		5,707
Total aggregated indebtedness	$	173,715
Computation of basic net capital requirement:		
Minimum net capital required	$	11,581
Minimum dollar net capital requirement		5,000
Net capital requirement:		11,581
Excess net capital	$	106,395
Excess net capital greater than 10% of liabilites or 120% of net capital requirement	$	100,605
Percentage of aggregate indebtedness to net capital		147.25%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-f Part II filed as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

ROSEVIEW SECURITIES, LLC

December 31, 2016

Schedule II

Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Roseview Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

Roseview Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Roseview Securities LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Roseview Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Roseview Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Roseview Securities LLC stated that Roseview Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Roseview Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roseview Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP
Boston, MA
February 27, 2017

ROSEVIEW SECURITIES, LLC

Exemption Report

Year Ended December 31, 2016

Roseview Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i); and

(2) The Company has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the period from January 1, 2016 through December 31, 2016.

Roseview Securities, LLC

I, Joshua P. Anderson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Joshua Anderson

Title: Chief Compliance Officer

February 27, 2017

ROSEVIEW | TRUSTED ADVISORS. EXPERIENCED INVESTORS.

ROSEVIEW SECURITIES, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2016

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Roseview Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Roseview Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Roseview Securities, LLC (the "Company") for the year ended December 31, 2016 solely to assist you and SIPC in evaluating Roseview Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 20, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66775 FINRA DEC
Roseview Securities, LLC
75 Federal Street, Suite 610
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nate White; 617-909-9525

2. A. General Assessment (item 2e from page 2)		$ 1,594
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/29/2016 Date Paid		(547)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,047
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,047
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,047	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ROSEVIEW SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Manager
(Title)

Dated the 31 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2015
and ending December 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 637,719
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 637,719
2e. General Assessment @ .0025	$ 1,594

(to page 1, line 2.A.)